                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-62044
PROSPECTUS SUPPLEMENT

(To Prospectus dated July 2, 2001)

                                6,500,000 Shares

                                (Flowserve Logo)
                                  COMMON STOCK
                            ------------------------
FLOWSERVE CORPORATION IS OFFERING 6,500,000 SHARES OF ITS COMMON STOCK.
                            ------------------------
OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "FLS." ON NOVEMBER 15, 2001, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $24.15 PER SHARE.
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "SUPPLEMENTAL RISK FACTORS"
ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------
                              PRICE $23.50 A SHARE
                            ------------------------

                                                              UNDERWRITING
                                                 PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                                  PUBLIC       COMMISSIONS     FLOWSERVE
                                                 --------     -------------   -----------
Per Share....................................     $23.50        $1.175          $22.325
Total........................................  $152,750,000   $7,637,500      $145,112,500

Flowserve Corporation has granted the underwriters the right to purchase up to an additional 975,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November 21, 2001.
                            ------------------------

MORGAN STANLEY                                        CREDIT SUISSE FIRST BOSTON

BANC OF AMERICA SECURITIES LLC
                BEAR, STEARNS & CO. INC.
                                 ABN AMRO ROTHSCHILD LLC
                                              ROBERT W. BAIRD & CO.

November 16, 2001

                               TABLE OF CONTENTS

                                        PAGE
PROSPECTUS SUPPLEMENT                   ----
About This Prospectus Supplement.....     ii
Prospectus Supplement Summary........    S-1
Supplemental Risk Factors............   S-10
Forward-Looking Statements...........   S-11
Use of Proceeds......................   S-12
Capitalization.......................   S-13
Price Range of Common Stock..........   S-14
Dividend Policy......................   S-14
Management...........................   S-15
Underwriters.........................   S-18
Legal Matters........................   S-20
Where You Can Find More Information
  About The Company..................   S-20

                                        PAGE
PROSPECTUS                              ----
About This Prospectus................      2
Where You Can Find More
  Information........................      3
Incorporation of Information We File
  With The SEC.......................      3
Forward-Looking Statements...........      4
About Flowserve Corporation..........      5
Risk Factors.........................      6
Use of Proceeds......................     10
Ratio of Earnings to Fixed Charges...     10
Description of Debt Securities and
  Guarantees.........................     11
Description of Capital Stock.........     19
Plan of Distribution.................     22
Validity of Securities...............     24
Experts..............................     24

                            ------------------------

     THIS DOCUMENT IS IN TWO PARTS. THE FIRST PART IS THIS PROSPECTUS SUPPLEMENT, WHICH DESCRIBES THE TERMS OF THE OFFERING OF COMMON STOCK AND ALSO ADDS TO AND UPDATES INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS. THE SECOND
PART IS THE ACCOMPANYING PROSPECTUS, WHICH GIVES MORE GENERAL INFORMATION, SOME OF WHICH MAY NOT APPLY TO THE COMMON STOCK. TO THE EXTENT THERE IS A CONFLICT BETWEEN THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, ON THE ONE HAND, AND THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE THEREIN, ON THE OTHER HAND, THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT SHALL CONTROL.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND CONTAINED, OR INCORPORATED BY REFERENCE, IN THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND CONTAINED, OR INCORPORATED BY REFERENCE, IN THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE RESPECTIVE DATES THEREOF, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, OR ANY SALE OF COMMON STOCK.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in the accompanying prospectus. This prospectus supplement, or the information incorporated by reference in the accompanying prospectus, may add, update or change information in the accompanying prospectus.

     It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information About The Company" below.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that is important to you. You should carefully read this entire prospectus supplement, the accompanying prospectus and the other documents we refer to and incorporate by reference for a more complete understanding of this offering. In addition, we incorporate important business and financial information in the accompanying prospectus by reference. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

                                   FLOWSERVE

OVERVIEW

     We believe that we are the largest manufacturer and aftermarket service provider of comprehensive flow control systems in the world. We have been in the flow control industry for over 125 years. We develop and manufacture precision-engineered flow control equipment for critical service applications requiring high reliability. The flow control system components we produce include pumps, valves and mechanical seals. Our products and services are used in industrial applications, including in the petroleum, chemical, power generation and water resources industries. We believe that we have the most comprehensive product portfolio and most geographically diversified scope of operations in the industry.

     In 2000, we had sales of $1.5 billion, EBITDA, before integration and restructuring charges, of $205.1 million and net earnings of $13.2 million. On a pro forma basis in 2000, reflecting our acquisition of Ingersoll-Dresser Pump Company, or IDP, a leading pump manufacturer, we had sales of $2.0 billion, EBITDA, before integration and restructuring charges, of $229.1 million and a net loss of $26.3 million. For the nine months ended September 30, 2001, we had sales of $1.4 billion, EBITDA, before integration and restructuring charges, of $196.8 million and a net loss of $0.1 million.

     We sell our products and services to more than 1,000 companies, including some of the world's leading engineering and construction firms, original equipment manufacturers, or OEMs, distributors and end users. Our sales mix by industry of end use in 2000, on a pro forma basis, consisted of petroleum (31%), chemical (23%), power generation (19%), general industrial (7%), water resources (6%) and other industries (14%). Some of our top customers include Asea Brown Boveri, BASF, Bayer, Bechtel, BP Amoco, Dow Chemical, Duke Energy, DuPont, Eastman Chemical, ExxonMobil, Royal Dutch/Shell, Saudi Aramco, Texaco, TotalFinaElf and the United States Navy. No single customer accounted for more than 3% of our total revenues in 2000. Our revenues by geographic region in 2000, on a pro forma basis, consisted of the United States (52%), Europe, Middle East and Africa (26%), Latin America (9%), Asia (9%) and Canada (4%).

     We have an installed base of approximately 1,100,000 pumps worldwide, which we believe represents the most extensive installed base of industrial pumps in the industry. Our aftermarket parts and services business provides us with a steady source of revenues at higher margins than original equipment sales and allows us to be in frequent contact with our customers, provide better customer service and generate additional sales. In 2000, we derived 51% of our pro forma sales from aftermarket products and services.

OUR COMPETITIVE STRENGTHS

     GLOBAL LEADER IN FLOW CONTROL MARKET. We believe we are the largest provider of comprehensive flow control systems in the world, offering an extensive range of pumps, valves, mechanical seals and aftermarket services. We are the largest pump manufacturer serving the petroleum, chemical and power generation industries and the second largest overall pump manufacturer in the world. We believe we are also the largest independent provider of aftermarket products and services for the flow control industry. Many of our large customers operate globally and seek providers that can offer a broad range of products and services on a global basis. Our widely recognized global brands, extensive breadth of product and service offerings and worldwide presence position us well to serve our customers' flow control needs and capture additional business.

     LARGE INSTALLED EQUIPMENT BASE WITH STABLE, CONSISTENT AFTERMARKET
REVENUE. We believe our global installed base of approximately 1,100,000 pumps is the largest in the industry and provides us with a unique platform to grow our aftermarket services business. A large installed equipment base is critical to securing on-going incremental revenues as industry analysts suggest that a high percentage of the total lifecycle cost of a pump consists of aftermarket products and services, such as replacement parts, mechanical seals and maintenance. In addition, our installed base continues to require maintenance and the installation of replacement parts. This provides us with a steady source of aftermarket revenues at higher margins than our original equipment business. When outsourced, a majority of replacement parts orders and aftermarket services business is awarded to the original equipment manufacturer. Our acquisition of IDP nearly tripled our installed pump base and we are continuing to leverage our extensive service network of approximately 150 service and repair centers to cross-sell aftermarket products and services to IDP's pump customers.

     GLOBAL MANUFACTURING AND SERVICE CAPABILITIES. We believe we have one of the most extensive global manufacturing, marketing and service networks in the industry, with approximately 50 manufacturing facilities and approximately 150 service centers located in 30 countries. Our global operations help us serve our customers' manufacturing and aftermarket service needs on a 24-hour basis. Because of the critical nature of the applications in which our products are used, immediate response times are important to capture and retain our customers' business. Original equipment sales benefit from our global presence, as our customers often require real-time design and engineering assistance for new projects.

     BROAD AND DIVERSE CUSTOMER BASE. We sell our products and services to more than 1,000 companies globally, including the world's leading engineering and construction firms, OEMs, distributors and end users. In 2000, no one customer accounted for more than 3% of our revenues and our top ten customers accounted for approximately 10% of our revenues. Our customers operate in many industries throughout the world, including petroleum, chemical, power generation and water resources. Our acquisition of IDP significantly increased our pump market share in the power generation and water resources industries, both of which are expected to continue to grow faster than the overall flow control industry.

     COMPREHENSIVE PRODUCT OFFERINGS WITH LEADING BRANDS. We offer the most comprehensive array of products and services in the industry. This breadth enables us to provide a "one-stop shop" for our customers, who increasingly require comprehensive flow control solutions including pumps, valves, seals and services. Many of our brands have an extensive history within our industry and are well-known for their superior quality, reliability and high performance, including Flowserve(R), Byron Jackson(R), Durco(R), Valtek(R), IDP, BW Seals(R) and Durametallic(R). Our brand identity has created customer loyalty and helps us capture additional business, as well as maintain existing business, particularly as our customers look to procure equipment from fewer manufacturers.

     EXPERIENCED MANAGEMENT TEAM. Our senior management team has significant experience in industrial manufacturing. In addition, this team has substantial experience in the acquisition and integration of businesses, supply chain management and lean manufacturing techniques, all of which represent activities that are critical to our long-term growth strategy. Our operating division managers are among the most experienced in the flow control industry, with an average of more than 20 years of experience.

OUR BUSINESS STRATEGY

     BECOME THE LOW COST PRODUCER. We continue to lower costs, enhance product quality, reduce manufacturing inefficiency and increase product throughput. We believe the initiatives that we have in process will improve the efficiency of our overall operations and help increase our margins and profitability. The initiatives we have in process include the following:

      -- Complete the Integration of IDP and Capitalize on Operating Synergies. We have substantially integrated IDP into our business and have begun to capitalize on the significant operating and financial benefits of the acquisition. As of September 30, 2001, we have generated cost savings of approximately $66 million since the completion of the IDP acquisition. This amount represents an annual run rate of approximately $90 million, which is 20% higher than our originally announced target of $75 million. We have achieved, and are continuing to achieve, cost savings and operating synergies through: (i) eliminating redundant administrative overhead, (ii) cutting overlapping sales personnel, (iii) shifting production to lower cost facilities, and (iv) realizing volume procurement savings and other opportunities.

      -- Focus on Supply Chain Management. We utilize supply chain management to reduce procurement costs. We have implemented several initiatives, including consolidating vendors to receive a higher quantity-based discount, creating alliances, standardizing procedures, negotiating more favorable contract terms and conditions and forming dedicated teams for procurement of raw materials on a company-wide basis.

      -- Increase Operational Efficiency. In 2001, we introduced a Continuous Improvement Process, or CIP, throughout our company to increase our operational efficiency. CIP utilizes tools such as lean manufacturing, 6 Sigma Methodology and constraint management to improve quality and processes, reduce product cycle times and lower costs. The 6 Sigma Methodology is a statistically-based method of improving product quality and streamlining manufacturing and transactional processes, while constraint management identifies and assists in alleviating bottlenecks in the production process. For example, in 2001, as a result of our introduction of CIP, we were able to close our Temecula, California seal manufacturing facility and integrate it into our Kalamazoo, Michigan and Tlaxcala, Mexico facilities, which resulted in significant productivity improvements and reductions in fixed costs and inventory. In addition, in our Springville, Utah and Coslada, Spain facilities, we reduced set-up times by 40-60% and improved productivity and decreased inventories, each by 15-25%. Furthermore, we plan to utilize e-business tools to digitize our processes and activities to reduce cost.

      -- Improve Working Capital Management. We are currently making improvements to our utilization of working capital, with a particular focus on improving the management of our inventory and accounts receivable. Our efforts are comprehensive, involving all areas of our operations. In the near term, we expect to achieve improved results in inventory turns and accounts receivable days outstanding.

     GROW REVENUES ORGANICALLY IN EXCESS OF MARKET RATE. Our "customer first" philosophy, customer partnering relationships and emphasis on providing customer solutions should enable us to grow our revenues. Our specific organic growth initiatives include:

      -- Grow Our Aftermarket Services Business. Our aftermarket products and services business provides us with recurring revenues and margins that are higher than those on our original equipment sales. It also enables us to remain close to our customers, quickly address their requirements and identify potential new sales opportunities. Historically, many of our customers have utilized their in-house service capabilities and outsourced only the most technical portion of their service needs. However, customers are increasingly utilizing third-party aftermarket service providers like us to reduce their fixed costs and improve profitability and we are aggressively pursuing these opportunities. In addition, the substantial installed pump base we gained through our acquisition of IDP provides us with a strong platform from which to expand our aftermarket services business. IDP's installed pump base represents significant and highly attractive untapped potential, as IDP had traditionally been focused on manufacturing pumps for the original equipment market without providing significant aftermarket services.

      -- Introduce New Products. We are continuing to expand our business by developing new, differentiated products in each of our business segments. We work closely with our customers to develop new products or enhancements to existing products that improve performance and meet their needs. For example, we have introduced, and have in service, a multi-phase engineered pump that pumps both gases and liquids, thereby reducing the need for separation plants used in the petroleum industry. This product may be used in onshore, offshore and sub-sea applications. In addition, we have developed and introduced the Mach I valve for use in the chemical industry. This quarter-turn manual valve requires lower turning torque, provides higher standard temperature and pressure ratings and provides ease of repair features.

      -- Sell Our Existing Products to New Geographic Markets and to New Industries. We are continuing to expand our geographic and industry reach with existing products. For example, through our cross-selling, we recently introduced our StarPac control valve for use in oil and gas production as a gas lift automation solution. This solution increases the overall production of a well by providing constant optimal gas flow rates, stabilizing casing pressure and preventing surging. We believe there are also attractive growth opportunities in international markets, particularly in Latin America and the Asia-Pacific region, and we will continue to leverage our global presence to further penetrate these markets.

     PURSUE STRATEGIC ACQUISITIONS. We intend to be a consolidator in our fragmented industry and to pursue complementary strategic acquisitions to grow our business. We will continue to evaluate acquisitions in each of our business segments. In evaluating potential acquisitions we will focus on opportunities to expand our customer base, broaden our product line, realize operating synergies and enter new markets. Our management team has extensive experience in acquiring and integrating companies, having completed 23 acquisitions since 1990 and having closed or consolidated more than a dozen facilities.

BUSINESS SEGMENTS

     We conduct our operations through three complementary segments: pumps, flow solutions and flow control.

     PUMPS (53% OF 2000 PRO FORMA SALES). Our pump division designs, manufactures and distributes engineered pumps and pump systems, replacement parts and related equipment principally to the petroleum, water resources and power generation industries. We also make and sell specialized industrial pumps which serve corrosive applications in the chemical process industry, and similar pumps for general industry. We believe we are the largest pump manufacturer serving the petroleum, chemical and power generation industries.

     FLOW SOLUTIONS (33% OF 2000 PRO FORMA SALES). Our flow solutions division designs, manufactures and distributes mechanical seals and sealing systems and repairs, services and provides parts for flow control equipment. Most industrial pumps require mechanical seals to be replaced throughout the products' useful lives. The replacement of mechanical seals is an integral part of aftermarket services. Our mechanical seals are used on a variety of pumps, mixers, compressors, steam turbines and specialty equipment, primarily in the petroleum, chemical, processing, power generation and water resources industries, as well as in general industrial end-markets. Through our global network of approximately 150 service and quick response centers, we provide service, repair and diagnostic services for maintaining flow control systems components. We believe we are the largest independent provider of aftermarket products and services for the flow control industry.

     FLOW CONTROL (14% OF 2000 PRO FORMA SALES). Our flow control division designs, manufactures and distributes control valves, manual valves, actuators (which control the valves) and related equipment. Our valve products are an integral part of a flow control system and are used to control the flow of liquids and gases. Substantially all of our control valves are specialized and engineered to perform specific functions within a flow control system. Our valve products are primarily used by companies that operate in the petroleum, chemical and power generation industries.

INDUSTRY OVERVIEW

     The flow control industry generates $50-57 billion per year in worldwide sales and includes pumps, valves, mechanical seals and aftermarket services. According to industry sources, engineered pumps account for approximately $23 billion, valves approximately $21 billion, seals approximately $2-3 billion and aftermarket services approximately $8-10 billion of annual worldwide sales. The engineered and industrial pump segment in which we operate excludes non-industrial applications, such as residential, which represent a market of approximately equivalent size to the industrial segment. Products and services in the flow control industry are sold to engineering and construction firms, OEMs, distributors and end users throughout the world.

     Quality and reliability of equipment are critical to our customers' operations because the failure of a pump, valve or seal may halt the flow process, thereby reducing productivity and plant efficiency while increasing costs. Of our product types, at the time of the original equipment purchase, engineered pumps are generally the most expensive followed by control valves, specialized industrial pumps, mechanical seals and manual valves. During the replacement cycle, seals may have to be replaced every few days in highly corrosive applications, while pumps and valves can run for months or years before needing parts, repairs or replacement.

     The flow control industry remains highly fragmented, despite consolidation activity over the past ten years. Competition for original equipment sales is primarily among a select group of large companies that are industry leaders operating on a global scale. This competition is generally based on price, engineering expertise, delivery times, breadth of product offering, contract terms, previous installation history, application expertise and reputation for quality. In the pump segment, there are more than 500 companies, with the top ten pump companies accounting for less than 40% of total 2000 estimated worldwide annual pump sales. In the valves segment, we believe that the top ten domestic manufacturers generate less than 25% of domestic sales. The aftermarket services sector is extremely fragmented as many end users either use in-house resources or buy service from small, local operators.

RECENT DEVELOPMENTS

     On October 22, 2001, we reported earnings for the nine months ended September 30, 2001 of $0.83 per share, excluding integration expenses. This compares with a prior period net loss of $0.22 per share on a pro forma basis, and reported net income of $0.84 per share, calculated on the same basis. For the nine months ended September 30, 2001, we had sales of $1,378.2 million, compared with pro forma sales of $1,418.4 million and reported sales of $996.6 million in the same period last year. In addition, in the nine months ended September 30, 2001, our net loss was $0.1 million, compared with pro forma net loss of $28.1 million and reported net earnings of $11.5 million for the same period last year. Our EBITDA, before integration and restructuring charges, for the nine months ended September 30, 2001 was $196.8 million, compared with $142.7 million on a pro forma basis and $118.7 million as reported during the same period last year.
                            ------------------------

     Our executive offices are located at 222 West Las Colinas Boulevard, Suite 1500, Irving, Texas 75039, and our telephone number is (972) 443-6500.

                                  THE OFFERING

Common stock offered by us....   6,500,000 shares

Common stock to be outstanding
after this offering...........   44,331,979 shares

Use of proceeds...............   We intend to use the net proceeds from this
                                 offering to repay indebtedness, including the repurchase or redemption of a portion of our outstanding senior subordinated notes. See "Use of Proceeds."

New York Stock Exchange
  symbol......................   "FLS"

     The number of shares of our common stock to be outstanding after this offering is based on 37,831,979 shares outstanding as of September 30, 2001, and excludes:

     - 3,652,393 shares of treasury stock;

     - 3,615,614 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $21.14 per share; and

     - 776,868 shares of common stock reserved for issuance under our stock option plans.

                            ------------------------

     Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 975,000 shares of common stock which the underwriters have the option to purchase from us to cover over-allotments.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     We are providing the following consolidated financial information to aid you in your analysis of the financial aspects of Flowserve Corporation. You should read this information in conjunction with our consolidated financial statements and the related notes contained in our annual, quarterly and other reports that we have filed with the Securities and Exchange Commission.

     The following summary consolidated financial information for each of the years in the three-year period ended December 31, 2000 has been derived from our audited historical consolidated financial statements. The following summary unaudited pro forma consolidated financial information for the year ended December 31, 2000 has been derived from the unaudited pro forma consolidated financial statement contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2001, which gives effect to the August 8, 2000 acquisition of IDP as if such transaction had been consummated on January 1, 2000. The following summary consolidated financial information for the latest 12 months ended September 30, 2001 has been derived using our unaudited historical consolidated financial statements for the nine months ended September 30, 2000 and 2001 and our audited historical consolidated financial statements for the year ended December 31, 2000.

     The following summary consolidated financial information for the nine months ended September 30, 2000 and 2001 has been derived from our unaudited historical consolidated financial statements. The following summary unaudited pro forma consolidated financial information for the nine months ended September 30, 2000 has been derived from the unaudited pro forma consolidated financial information contained in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, which gives effect to the August 8, 2000 acquisition of IDP as if such transaction had been consummated on January 1, 2000.

     The unaudited pro forma financial information for the nine months ended September 30, 2000 and for the year ended December 31, 2000 does not reflect any operating efficiencies and cost savings that we may achieve with respect to the combined entities nor any expense associated with achieving these benefits. The unaudited pro forma consolidated financial information does not purport to represent the operating results that would have occurred had the transaction been consummated on January 1, 2000, or to project our results of operations for any future period.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                             LATEST 12
                                                      YEAR ENDED DECEMBER 31,              MONTHS ENDED
                                            --------------------------------------------   SEPTEMBER 30,
                                              1998       1999       2000        2000           2001
                                             ACTUAL     ACTUAL     ACTUAL     PRO FORMA       ACTUAL
                                            --------   --------   --------   -----------   -------------
                                                    (IN MILLIONS, EXCEPT PER COMMON SHARE DATA)
RESULTS OF OPERATIONS:
Sales.....................................  $1,083.1   $1,061.3   $1,538.3    $1,960.1       $1,919.9
Cost of sales.............................     667.7      697.9    1,031.4     1,360.2        1,299.9
                                            --------   --------   --------    --------       --------
Gross profit..............................     415.4      363.4      506.9       599.9          620.0
  Selling, general and administrative
    expense...............................     292.0      301.5      360.3       452.5          414.6
  Restructuring and integration expense...      38.3       30.1       54.6        54.6           76.8
                                            --------   --------   --------    --------       --------
Operating income..........................      85.1       31.8       92.0        92.8          128.6
  Interest expense, net...................      11.4       14.7       70.3       130.9          125.5
  Other (income) expense, net.............       0.5       (1.2)      (1.5)       (0.3)           0.5
                                            --------   --------   --------    --------       --------
Earnings (loss) before income taxes.......      73.2       18.3       23.2       (37.8)           2.6
  Provision (benefit) for income taxes....      25.5        6.1        7.9       (13.6)           1.0
  Extraordinary items, net of income
    taxes.................................        --         --        2.1         2.1             --
  Cumulative effect of change in
    accounting principle, net of income
    taxes.................................      (1.2)        --         --          --             --
                                            --------   --------   --------    --------       --------
Net earnings (loss).......................  $   48.9   $   12.2   $   13.2    $  (26.3)      $    1.6
                                            ========   ========   ========    ========       ========
PER COMMON SHARE:
  Net earnings (loss) (basic and
    diluted)..............................  $   1.23   $   0.32   $   0.35    $  (0.70)      $   0.04
  Dividends paid..........................      0.56       0.56         --          --             --
  Book value(1)...........................      9.15       8.24       8.14                       7.65
OTHER FINANCIAL DATA:
  Bookings................................  $1,082.5   $1,039.3   $1,521.6    $2,036.8       $2,024.9
  EBITDA(2)...............................     162.2      102.7      205.1       229.1          283.2
  Depreciation and amortization...........      39.3       39.6       57.0        81.4           78.3
  Capital expenditures....................      38.2       40.5       27.7        33.0           39.7
  Net earnings per common share (diluted)
    before special items(3)...............      1.88       1.04       1.35        0.28           1.32
BALANCE SHEET DATA (as of end of period):
  Working capital.........................  $  268.2   $  258.1   $  464.0
  Total assets............................     870.2      838.2    2,110.1
  Long-term debt..........................     186.3      198.0    1,111.1
  Shareholders' equity....................     344.8      308.3      304.9

------------

(1)Calculated as shareholders' equity as of the end of the period divided by common shares issued, less shares held in treasury.

(2)EBITDA means net earnings before interest, income taxes, depreciation, amortization, restructuring and integration expense, cumulative effect of change in accounting principles and extraordinary items. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as an alternative to net income, cash flows or any other items calculated in accordance with generally accepted accounting principles or as an indicator of our operating performance. The definition of EBITDA used herein may differ from the definition of EBITDA used by other companies.

(3)Special items in 1998 include restructuring and integration expense of $38.3 million, an obligation under an executive employment agreement of $3.8 million and the benefit of the cumulative effect of an accounting change of $1.2 million. Special items in 1999 include restructuring and integration expense of $30.1 million, other nonrecurring items for inventory and fixed asset impairment of $5.1 million and certain costs related to facility closures of $5.8 million. Special items in 2000 include restructuring and integration expense of $54.6 million and an extraordinary item of $2.1 million net of tax. Special items for the latest 12 months ended September 30, 2001 include restructuring and integration expense of $76.8 million. Net earnings per common share before special items should not be considered an alternative to net earnings (loss) per share calculated in accordance with generally accepted accounting principles or as an indicator of our operating performance.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                     NINE MONTHS ENDED
                                                                       SEPTEMBER 30,
                                                              -------------------------------
                                                                2000       2000        2001
                                                               ACTUAL    PRO FORMA    ACTUAL
                                                              --------   ---------   --------
                                                              (IN MILLIONS, EXCEPT PER COMMON
                                                                        SHARE DATA)
RESULTS OF OPERATIONS:
Sales.......................................................  $  996.6   $1,418.4    $1,378.2
Cost of sales...............................................     664.1      992.9       932.7
                                                              --------   --------    --------
Gross profit................................................     332.5      425.5       445.5
  Selling, general and administrative expense...............     250.4      342.6       304.7
  Restructuring and integration expense.....................      27.6       27.6        49.8
                                                              --------   --------    --------
Operating income............................................      54.5       55.3        91.0
  Interest expense, net.....................................      36.3       96.9        91.5
  Other (income) expense, net...............................      (2.2)      (1.0)       (0.3)
                                                              --------   --------    --------
Earnings (loss) before income taxes.........................      20.4      (40.6)       (0.2)
  Provision (benefit) for income taxes......................       6.8      (14.6)       (0.1)
  Extraordinary items, net of income taxes..................       2.1        2.1          --
                                                              --------   --------    --------
Net earnings (loss).........................................  $   11.5   $  (28.1)   $   (0.1)
                                                              ========   ========    ========
PER COMMON SHARE:
  Net earnings (loss) (basic and diluted)...................  $   0.30   $  (0.74)   $     --
  Book value(1).............................................      7.46                   7.65


OTHER FINANCIAL DATA:
  Bookings..................................................  $1,019.3   $1,534.5    $1,522.7
  EBITDA(2).................................................     118.7      142.7       196.8
  Depreciation and amortization.............................      34.4       58.8        55.7
  Capital expenditures......................................      16.4       21.7        28.3
  Net earnings (loss) per common share before special
     items(3)...............................................      0.84      (0.22)       0.83


BALANCE SHEET DATA (as of end of period):
  Working capital...........................................  $  462.1               $  514.5
  Total assets..............................................   2,046.3                2,098.5
  Long-term debt............................................   1,121.0                1,158.9
  Shareholders' equity......................................     279.2                  289.6

------------

(1)Calculated as shareholders' equity as of the end of the period divided by common shares issued, less shares held in treasury.

(2)EBITDA means net earnings before interest, income taxes, depreciation, amortization, restructuring and integration expense, cumulative effect of change in accounting principles and extraordinary items. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as an alternative to net income, cash flows or any other items calculated in accordance with generally accepted accounting principles or as an indicator of our operating performance. The definition of EBITDA used herein may differ from the definition of EBITDA used by other companies.

(3)Special items for the nine months ended September 30, 2000, on an actual and pro forma basis, include restructuring and integration expense of $27.6 million and an extraordinary item of $2.1 million net of tax. Special items for the nine months ended September 30, 2001 include integration expense of $49.8 million. Net earnings (loss) per common share before special items should not be considered an alternative to net earnings (loss) per share calculated in accordance with generally accepted accounting principles or as an indicator of our operating performance.

                           SUPPLEMENTAL RISK FACTORS

     Before making an investment in shares of our common stock, you should carefully consider the following Supplemental Risk Factors and the Risk Factors contained in the accompanying prospectus, in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

REPERCUSSIONS FROM THE TERRORIST ACTS COMMITTED IN THE UNITED STATES COULD HARM OUR BUSINESS OPERATIONS AND ADVERSELY IMPACT OUR ABILITY TO MEET OUR EXPECTATIONS AND OTHER FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

     The terrorist attacks on September 11, 2001, have caused instability in the world's markets. There can be no assurance that the current armed hostilities will not escalate or that these terrorist attacks, or the United States' responses to them, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to the economic instability in the United States and the other markets we serve. Specifically, such continued instability could cause a reduction in, or impact the timing of, product sales to companies in certain industries from which we derive substantial revenues. We believe that we have already experienced some negative effects on our business from the events of September 11. For example, certain of our customers implemented heightened security measures at their plants and placed additional restrictions on the ability of our sales engineers to meet with their employees in these plants. Armed conflict, civil unrest, additional terrorist activities and the attendant political instability and societal disruption may reduce demand for our products, which could harm our business.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE.

     If our existing shareholders sell a large number of shares of our common stock or the public market perceives that existing shareholders might sell shares of common stock, the market price of our common stock could significantly decline. All of the shares offered by this prospectus supplement and the accompanying prospectus will be freely tradable without restriction or further registration under the federal securities laws unless purchased by an "affiliate" as that term is defined in Rule 144 under the Securities Act of 1933. The outstanding shares subject to lock-up agreements between certain of our directors and executive officers and the underwriters may be sold 90 days after the effective date of this offering.

OUR STOCK PRICE HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING. INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE PRICE TO THE PUBLIC.

     The trading price of our common stock has been, and may continue to be, volatile. The stock market in general and the market for companies with significant sales to clients in cyclical industries, such as petroleum and chemicals, have experienced volatility. Many factors contribute to this volatility, including, but not limited to:

      -- changes in marketing, product pricing and sales strategies or development of new products by us or our competitors;

      --  changes in domestic or foreign governmental regulations;

      --  variations in our results of operations;

      --  perceptions about market conditions in the industries we serve; and

      --  general market conditions.

     This volatility may have a significant impact on the market price of our common stock. Moreover, the possibility exists that the stock market could experience extreme price and volume fluctuations unrelated to operating performance. Such volatility makes it difficult to ascribe a stable valuation to a shareholder's holdings of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein contain various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and include assumptions about future market conditions, operations and results. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking information". We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the "Supplemental Risk Factors" section in this prospectus supplement, in the "Risk Factors" section in the accompanying prospectus, as well as any cautionary language in this prospectus supplement, the accompanying prospectus and documents incorporated by reference therein provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors, and those discussed elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference therein could have a material adverse effect on our business, results of operations, financial position and the value of our common stock. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of common stock in this offering are estimated to be $144.6 million, or $166.4 million if the underwriters' over-allotment option is exercised in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

     We intend to use the net proceeds from this offering to repurchase or redeem a portion of our outstanding 12 1/4% senior subordinated notes due 2010. To the extent we do not use the proceeds from this offering to repurchase or redeem our outstanding notes, we will use the net proceeds to repay a portion of the amounts outstanding under our senior credit facilities. Our senior credit facilities are composed of a $275 million term A loan maturing in 2006, a $475 million term B loan maturing in 2008 and a $300 million revolving line of credit maturing in 2006. At November 15, 2001, interest rates for the various components of our senior credit facilities ranged from approximately 4.88% to 7.00%.

                                 CAPITALIZATION

     The following table sets forth our cash and capitalization as of September 30, 2001, (1) on an actual basis and (2) on an as adjusted basis to give effect to the sale of 6,500,000 shares of our common stock in this offering and the application of the net proceeds, assuming such proceeds are applied to redeem a portion of our outstanding senior subordinated notes pursuant to the optional redemption provisions of such notes. This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference herein.

                                                                     AS OF
                                                              SEPTEMBER 30, 2001
                                                              -------------------
                                                                            AS
                                                               ACTUAL    ADJUSTED
                                                              --------   --------
                                                                 (IN MILLIONS)
Cash and cash equivalents...................................  $   24.9   $   21.9
                                                              ========   ========
Long-term debt:
  Senior credit facilities:
       Revolving credit facility(1).........................  $   86.0   $   86.0
       Term loan facilities.................................     732.9      732.9
  Senior subordinated notes(2)(3)...........................     376.4      249.7(4)
  Other long-term debt......................................       0.2        0.2
                                                              --------   --------
          Total long-term debt..............................   1,195.5    1,068.8
                                                              --------   --------
Shareholders' equity:
  Serial preferred stock, $1.00 par value:
       Shares authorized--1,000,000
       Shares issued and outstanding--None..................        --         --
Common shares, $1.25 par value:
       Shares authorized--120,000,000
       Shares issued and outstanding--41,484,372, actual;
          47,984,372, as adjusted...........................      51.8       59.9
  Capital in excess of par value............................      65.6      202.1
  Retained earnings.........................................     357.4      341.4(5)
  Treasury stock, at cost--3,652,393 shares.................     (83.5)     (83.5)
  Deferred compensation obligation..........................       6.8        6.8
  Accumulated other comprehensive loss......................    (108.5)    (108.5)
                                                              --------   --------
          Total shareholders' equity........................     289.6      418.2
                                                              --------   --------
          Total capitalization..............................  $1,485.1   $1,487.0
                                                              ========   ========

------------

(1) Borrowings of up to $300.0 million are available under the revolving credit facility until 2006. We currently have approximately $25.7 million in undrawn letters of credit issued under the revolving credit facility. As a result, under our revolving credit facility we have unused borrowing capacity, net of issued letters of credit, of $188.3 million.

(2) Reflects outstanding $290.0 million senior subordinated dollar notes and E100.0 million senior subordinated euro notes, each at 98.75% of face value.

(3) Assuming a conversion rate of euro into U.S. dollars of E1.097 to $1.00, which was the rate in effect on September 30, 2001.

(4) Reflects redemption of a portion of our senior subordinated notes, less unamortized original issue discount of $1.6 million, pursuant to the optional redemption provisions of such notes at a price of 112.25% of the principal amount of such notes, plus accrued but unpaid interest to the date of redemption. We may instead elect to repurchase notes in the open market or in negotiated transactions. In addition, to the extent we do not use the net proceeds from this offering to repurchase or redeem our outstanding notes, we will use the net proceeds to repay a portion of the amounts outstanding under our senior credit facilities.

(5) Reflects the $16.0 million loss on redemption of a portion of our senior subordinated notes, net of taxes. The loss is composed of the 12.25% redemption premium, unamortized prepaid financing fees and original issue discount and the fee we have agreed to pay our lenders under our senior credit facilities in connection with obtaining their consent to allow us to redeem or repurchase a portion of our outstanding notes.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed for trading on the New York Stock Exchange under the symbol "FLS." The following table sets forth on a per share basis the high and low sales prices for our common stock for the quarters indicated.

                                                               HIGH     LOW
                                                              ------   ------
1999:
  First Quarter.............................................  $17.50   $15.00
  Second Quarter............................................   21.56    15.31
  Third Quarter.............................................   20.00    15.50
  Fourth Quarter............................................   17.88    15.38
2000:
  First Quarter.............................................  $17.00   $10.56
  Second Quarter............................................   17.69    12.00
  Third Quarter.............................................   18.88    14.50
  Fourth Quarter............................................   23.50    16.13
2001:
  First Quarter.............................................  $24.35   $19.22
  Second Quarter............................................   33.20    20.76
  Third Quarter.............................................   31.15    18.90
  Fourth Quarter (through November 15, 2001)................   25.10    18.70

     On November 15, 2001, the reported last sale price for our common stock on the New York Stock Exchange was $24.15 per share. Stockholders should obtain current market quotations before making any decision with respect to an investment in our common stock. As of October 31, 2001, there were 1,829 holders of record of our common stock. This number excludes beneficial owners of common stock held in street name.

                                DIVIDEND POLICY

     In 1999, we paid a dividend of $0.14 per share each calendar quarter. In February 2000, we announced the suspension of this dividend as a result of our decision to acquire IDP. The policy of our board of directors is to retain earnings to finance the operations and expansion of our business. The board has no current plans to change this policy.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The table below sets forth, as of September 30, 2001, the names and ages of each of the executive officers and directors of Flowserve, as well as the positions and offices held by such persons.

MANAGEMENT AND BOARD OF DIRECTORS

    NAME                                        AGE                      POSITION
    ----                                        ---                      --------
    C. Scott Greer............................  50    Chairman, President, Chief Executive Officer
                                                      and Director
    Carlos M. Cardoso.........................  43    Vice President and President of Pump Division
    Mark D. Dailey............................  43    Vice President, Supply Chain and Continuous
                                                        Improvement
    Renee J. Hornbaker........................  49    Vice President and Chief Financial Officer
    Rory E. MacDowell.........................  51    Vice President and Chief Information Officer
    Cheryl D. McNeal..........................  50    Vice President, Human Resources
    George A. Shedlarski......................  57    Vice President and President of Flow Solutions
                                                        Division and President of Flow Control
                                                        Division
    Ronald F. Shuff...........................  49    Vice President, Secretary and General Counsel
    David F. Chavenson........................  49    Vice President and Treasurer
    Kathleen A. Giddings......................  38    Vice President and Controller
    Diane C. Harris...........................  58    Director
    James O. Rollans..........................  59    Director
    Hugh K. Coble.............................  67    Director
    George T. Haymaker, Jr. ..................  63    Director
    William C. Rusnack........................  57    Director
    Michael F. Johnston.......................  54    Director
    Charles M. Rampacek.......................  58    Director
    Kevin E. Sheehan..........................  56    Director

     C. SCOTT GREER has been our President since 1999, our Chief Executive Officer since January 2000 and our Chairman since April 2000. He has also been a director since 1999. Mr. Greer was Chief Operating Officer from July 1999 until January 2000. Mr. Greer had been President of UT Automotive, a subsidiary of United Technologies Corporation, a supplier of automotive systems and components, from 1997 to 1999. He was President and a director of Echlin, Inc., an automotive parts supplier, from 1990 to 1997, and its Chief Operating Officer from 1994 to 1997. He is also a director of ECOAIR Corp., a technology development company.

     CARLOS M. CARDOSO has been our Vice President and President of our Pump Division since August 2001. Mr. Cardoso had been Vice President and General Manager of the Engine Systems and Accessories Division of Honeywell International Inc. (formerly Allied Signal Inc.) from 1999 to August 2001. Prior to that, he served as Vice President and General Manager of Marketing Sales and Services/Aerospace Services of Allied Signal Inc. from 1998 to 1999. He was Vice President of Operations for Aerospace Equipment Systems, a division of the Allied Signal Aerospace sector from 1996 to 1999.

     MARK D. DAILEY has been our Vice President, Supply Chain and Continuous Improvement since September 1999. He was Vice President, Supply Chain and held other supply chain management positions, from 1992 to 1999, for the North American Power Tools Division of The Black and Decker Company, a manufacturer of power tools, fastening and assembly systems, security hardware and plumbing products.

     RENEE J. HORNBAKER has been our Vice President and Chief Financial Officer since December 1997. She was Vice President, Business Development and Chief Information Officer in 1997. She served as Vice President, Finance and Chief Financial Officer of BW/IP, Inc. in 1997 and Vice President, Business

Development of BW/IP from 1996 to 1997. She also served as Director-Business Analysis and Planning of Phelps Dodge Industries, the diversified international manufacturing business of Phelps Dodge Corporation in 1996 and Director-Financial Analysis and Control from 1991 to 1996.

     RORY E. MACDOWELL has been our Vice President and Chief Information Officer since 1998. He served as Chief Information Officer of Keystone International, Inc., a manufacturer and distributor of flow control products, from 1993 to 1997.

     CHERYL D. MCNEAL has been our Vice President, Human Resources since 1996. She was Assistant Vice President, Human Resources and held other human resource management positions at NCR from 1978 to 1996.

     GEORGE A. SHEDLARSKI has been our Vice President since 1987, President of Flow Solutions Division since January 1999 and President of Flow Control Division since August 1999. He was President of Fluid Sealing Division from 1997 to 1999, President of Service Repair Division in 1997, President of Rotating Equipment Group in 1997 and Group Vice President, Industrial Products Group from 1994 to 1997.

     RONALD F. SHUFF has been our Vice President since 1990 and Secretary and General Counsel since 1988. He was a Sloan Fellow at the Massachusetts Institute of Technology from 1987 to 1988 and the Secretary and General Counsel of AccuRay Corporation, a manufacturer of computer-based process control systems, from 1981 to 1987.

     DAVID F. CHAVENSON has been our Vice President and Treasurer since October 2001. Formerly, he was Senior Vice President and Chief Financial Officer for Worldwide Flight Services, Inc. from 1999 to October 2001, Vice President, Finance and Chief Financial Officer of Rutherford-Moran Oil Corporation from 1996 to 1999, and served as Treasurer of Oryx Energy Company from 1992 to 1996.

     KATHLEEN A. GIDDINGS has been our Vice President and Controller since October 2000. She served as Vice President and Controller of the Pump Division from 1997 to October 2000, and as Controller from 1993 to 1997.

     DIANE C. HARRIS has been a director since 1993. She is President of Hypotenuse Enterprises, Inc., a merger and acquisition service and corporate development outsourcing company. She was Vice President, Corporate Development, of Bausch & Lomb, an optics and health care products company, from 1981 to 1996, when she left to form Hypotenuse Enterprises, Inc.

     JAMES O. ROLLANS has been a director since 1997. He is President and Chief Executive Officer of Fluor Signature Services, a subsidiary of Fluor Corporation, a major engineering and construction firm. He was Senior Vice President of Fluor from 1992 to 1999. He was also its Chief Financial Officer from 1998 to 1999 and 1992 to 1994, Chief Administrative Officer from 1994 to 1998 and Vice President, Corporate Communications from 1982 to 1992. Mr. Rollans is also a director of Fluor Corporation.

     HUGH K. COBLE has been a director since 1994. He is Vice Chairman Emeritus of Fluor Corporation. Mr. Coble was a director of Fluor Corporation from 1984 and Vice Chairman from 1994 until his retirement in 1997. He joined Fluor Corporation in 1966 and most recently was Group President of Fluor Daniel, Inc., a subsidiary of Fluor Corporation, from 1986 to 1994. He is also a director of Beckman Coulter, Inc., a company that sells medical instruments, and Escend Technologies, a software development company.

     GEORGE T. HAYMAKER, JR. has been a director since 1997. Mr. Haymaker has been the non-executive Chairman of the Board of Kaiser Aluminum Corporation, a company that operates in all principal aspects of the aluminum industry, since October 2001. He was Chairman of Kaiser Aluminum Corporation from 1994 until May 2001. Mr. Haymaker was Chief Executive Officer of Kaiser Aluminum from 1994 to 1999. Prior to joining Kaiser Aluminum in 1993 as President and Chief Operating Officer, Mr. Haymaker worked with a private partner in the acquisition and redirection of several metal fabricating companies. He was Executive Vice President of Alumax, Inc. from 1984 to 1986, and was Vice
President -- International Operations for Alcoa, Inc. from 1982 to 1984. He is also a director of CII Carbon, LLC, a supplier for aluminum smelters; a director of Mid-America Holdings, Ltd., an aluminum extruder; and Non-Executive Chairman and a director of Safelite Auto Glass, a provider of automotive replacement windshields.

     WILLIAM C. RUSNACK has been a director since 1997. He is President, Chief Executive Officer and a director of Premcor, Inc., a company which refines crude oil to manufacture petroleum products, since 1998. Before joining Premcor, Inc., Mr. Rusnack was Senior Vice President of ARCO, an integrated petroleum company, from 1990 to 1998, and President of ARCO Products Company from 1993 to 1998. He is also a director of Premcor USA, Inc., The Premcor Refining Group Inc. and Sabine River Holding Corporation.

     MICHAEL F. JOHNSTON has been a director since 1997. He has been President and Chief Operating Officer of Visteon Corporation, an automotive parts supplier, since September 2000. He was President of North America/Asia Pacific Automotive Systems Group of Johnson Controls, Inc., a company serving the automotive and building services industries, from 1999 to September 2000. At Johnson Controls, Inc., Mr. Johnston was President of Americas Automotive Group from 1997 to 1999, Vice President and General Manager of ASG Interior Systems Business during 1997, Vice President and General Manager of the Johnson Controls Battery Group from 1993 to 1997, Vice President and General Manager of SLI Battery Division from 1991 to 1993.

     CHARLES M. RAMPACEK has been a director since 1998. He has been Chairman of the Board of Probex Corp., a provider of proprietary oil recovery services, since December 2000, and its President and Chief Executive Officer since August 2000. He was President and Chief Executive Officer of Lyondell-Citgo Refining LP, a manufacturer of petroleum products, from 1996 to 2000. Before joining Lyondell-Citgo Refining, Mr. Rampacek served as President of Tenneco Gas Transportation Company from 1992 to 1996, Executive Vice President of Tenneco Gas operations from 1989 to 1992 and Senior Vice President of Refining of Tenneco Oil Company from 1982 to 1988. He is also a director of Orion Refining Corporation, a petroleum refinery.

     KEVIN E. SHEEHAN has been a director since 1990. He is a general partner of CID Equity Partners, a venture capital firm that concentrates on early-stage and high-growth entrepreneurial companies. Before joining CID Equity Partners, he was a Vice President of Cummins Engine Company, a manufacturer of diesel engines and related components, from 1980 to 1993.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Banc of America Securities LLC, Bear, Stearns & Co. Inc., ABN AMRO Rothschild LLC and Robert W. Baird & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

NAME                                                           NUMBER OF SHARES
----                                                           ----------------
Morgan Stanley & Co. Incorporated...........................      1,290,000
Credit Suisse First Boston Corporation......................      1,290,000
Banc of America Securities LLC..............................      1,290,000
Bear, Stearns & Co. Inc. ...................................      1,290,000
ABN AMRO Rothschild LLC.....................................        645,000
Robert W. Baird & Co. Incorporated .........................        645,000
Gabelli & Company, Inc. ....................................         50,000
                                                                  ---------
Total.......................................................      6,500,000
                                                                  =========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $.77 a share under the public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 975,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $175.7 million, the total underwriters' discounts and commissions would be $8.8 million and total proceeds to Flowserve would be $166.9 million.

     Each of us and certain of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus supplement:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, those directors and executive officers have agreed that, without the prior consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

     The restrictions described in the preceding paragraph do not apply to:

      -- the sale of shares to the underwriters pursuant to the underwriting agreement;

      -- transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

      -- the grant of options or stock under our stock and incentive plans as in effect at the date hereof;

      -- the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing; or

      -- the issuance by us of shares of our common stock in connection with a merger, acquisition or purchase of assets or properties of which the underwriters have been advised in writing, provided that any party receiving such shares of common stock agrees in writing to be bound by the restrictions of the preceding paragraph.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     In the ordinary course of their business, certain of the underwriters and their respective affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including underwriting, the provision of financial advice and the extension of credit. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

     Affiliates of certain of the underwriters participate in our senior credit facilities. Because affiliates of certain of the underwriters may receive more than 10% of the net proceeds of this offering, this offering is being made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

     We and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon by Cravath, Swaine & Moore, New York, New York. The underwriters have been represented by Davis Polk & Wardwell, New York, New York.

             WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

     We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the following SEC public reference rooms:

450 Fifth Street, N.W.      Citicorp Center
Judiciary Plaza             500 West Madison Street
Room 1024                   Suite 1400
Washington, D.C. 20549      Chicago, IL 60661

     You may also inspect and copy our SEC filings, the complete registration statement and other information at the offices of the New York Stock Exchange located at 20 Broad Street, 16th Floor, New York, New York 10005.

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

PROSPECTUS

                                  $500,000,000

                             FLOWSERVE CORPORATION

     We may sell, from time to time, any of the following securities:

     - Common stock

     - Preferred stock

     - Debt securities

     Our common stock is listed on the New York Stock Exchange under the symbol "FLS."

     The debt securities of Flowserve Corporation may be fully, unconditionally and irrevocably guaranteed by one or more of Flowserve US Inc., Flowserve International, Inc., Flowserve Holdings, Inc., BW/IP-New Mexico, Inc., Ingersoll-Dresser Pump Company, Flowserve International L.L.C., Flowserve Management Company, CFM-V.R. Tesco Inc., Flowserve International Limited and Flowserve Finance B.V.

     We will provide the specific terms of these securities in one or more prospectus supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

     The securities offered by this prospectus may be issued in one or more series or issuances and will be limited to $500,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent debt securities are issued for one or more foreign currencies or currency units). The securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the debt securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

      We may offer these securities to or through underwriters, through dealers or agents, directly to you or through a combination of these methods. You can find additional information about our plan of distribution for the securities under the heading "Plan of Distribution" in this prospectus. We also may describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement. This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is July 2, 2001.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................     2
WHERE YOU CAN FIND MORE INFORMATION.........................     3
INCORPORATION OF INFORMATION WE FILE WITH THE SEC...........     3
FORWARD-LOOKING STATEMENTS..................................     4
ABOUT FLOWSERVE CORPORATION.................................     5
RISK FACTORS................................................     6
USE OF PROCEEDS.............................................    10
RATIO OF EARNINGS TO FIXED CHARGES..........................    10
DESCRIPTION OF DEBT SECURITIES AND GUARANTEES...............    11
DESCRIPTION OF CAPITAL STOCK................................    19
PLAN OF DISTRIBUTION........................................    22
VALIDITY OF SECURITIES......................................    24
EXPERTS.....................................................    24

                             ---------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process, which allows us to offer and sell any combination of the securities described in this prospectus in one or more offerings. Using this prospectus, we may offer up to a total dollar amount of $500,000,000 of securities.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will describe the specific terms of the securities we are offering. Each supplement will also contain specific information about the terms of the offering it describes. The prospectus supplement may also add to, update or change the information contained in this prospectus. In addition, as we describe in the section entitled "Where You Can Find More Information," Flowserve Corporation has filed and plans to continue to file other documents with the SEC that contain information about it and the business conducted by it and its subsidiaries. Before you decide whether to invest in any of the securities offered by this prospectus, you should read this prospectus, the prospectus supplement that further describes the offering of those securities and the information Flowserve Corporation otherwise files with SEC.

                             ---------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

     In this prospectus, references to "Company," "we," "us" and "our," refer to Flowserve Corporation and its subsidiaries, unless the context otherwise requires. References to "Flowserve" refer to Flowserve Corporation. The phrase "this prospectus" refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires. References to "securities" refer collectively to the common stock, preferred stock, debt securities and guarantees of debt securities offered by this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the following SEC public reference rooms:

450 Fifth Street, N.W.       Seven World Trade Center      Citicorp Center
Judiciary Plaza              Suite 1300                    500 West Madison Street
Room 1024                    New York, NY 10048            Suite 1400
Washington, D.C. 20549                                     Chicago, IL 60661

     You may also inspect and copy our SEC filings, the complete registration statement and other information at the offices of the New York Stock Exchange located at 20 Broad Street, 16th Floor, New York, New York 10005.

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus are sold:

     - The audited financial statements of Ingersoll-Dresser Pump Company, contained on pages F-70 through F-99 in our Registration Statement on Form S-4, as amended (File No. 333-46760), filed on September 27, 2000;

     - Our Annual Report on Form 10-K for the year ended December 31, 2000;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;
       and

     - Our Current Report on Form 8-K, filed May 31, 2001.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

                            Flowserve Corporation
                            222 West Las Colinas Boulevard, Suite 1500
                            Irving, Texas 75039
                            Attention: Corporate Secretary
                            972-443-6543

     This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of the exhibits and schedules thereto. For further information about Flowserve, please see the complete registration statement. Any statement made in this prospectus concerning the contents of any agreement or other document is only a summary of the actual document. If we have filed any agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or the matter involved. Each statement regarding an agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains various forward-looking statements and includes assumptions about future market conditions, operations and results. Any statement that is not historical fact is a forward-looking statement. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are:

     - changes in the already competitive environment for our products or competitors' responses to our strategies;

     - the health of the petroleum, chemical, water treatment and power generation industries and general industrial markets;

     - economic conditions and the extent of economic growth in areas outside and inside the United States;

     - political risks or trade embargoes affecting important country markets;

     - our ability to successfully complete the integration of the acquisition of Ingersoll-Dresser Pump Company ("IDP") into our management and operations and fully realize anticipated synergies and cost savings;

     - the recognition of remaining expenses associated with adjustments to realign our combined Flowserve and IDP facilities and other capabilities with our strategic objectives and business conditions including, without limitation, expenses incurred in restructuring and integrating our operations to incorporate IDP's facilities;

     - our ability to meet the financial covenants and other requirements of our financing agreements;

     - technological developments in our products as compared to those of our competitors;

     - changes in prevailing interest rates and the effective interest cost which we bear; and

     - adverse changes in the regulatory climate and other legal obligations imposed on Flowserve.

     Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. Further, we undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

                          ABOUT FLOWSERVE CORPORATION

     We are among the largest manufacturers and aftermarket service providers of comprehensive flow control systems in the world. We have been in the flow control industry for over 125 years. We develop and manufacture precision-engineered flow control equipment for critical service applications where high reliability is required. The flow control system components we produce include pumps, valves and mechanical seals. Our products and services are used in several industries, including petroleum, chemical, power generation and water treatment.

     We conduct our operations through three divisions that encompass our primary product types: (1) Pump Division, (2) Flow Solutions Division and (3) Flow Control Division. Our Pump Division supplies engineered and industrial pumps. Through our Flow Solutions Division, we provide mechanical seals and aftermarket services. Our Flow Control Division supplies valves and related products. Through each of our segments, we provide aftermarket replacement parts.

     Through our Pump Division ("Pump"), we design, manufacture and distribute engineered and industrial pumps and pump systems, replacement parts and related equipment principally to industrial markets. Pump's products and services are primarily used by companies that operate in the petroleum, chemical processing, power generating, water treatment and general industrial markets. Following the completion of the facilities rationalization in connection with the acquisition of IDP, we will manufacture our pump systems and components at eight plants in the United States, one in Canada, three in Latin America, ten in Europe and the Middle East and one in Asia. We also manufacture a small portion of our pumps through several foreign joint ventures. We market our pump products, which are primarily sold to end users and engineering and construction companies, through our worldwide sales force, regional service and repair centers, independent distributors and sales representatives.

     Through our Flow Solutions Division ("FSD"), we design, manufacture and distribute mechanical seals and sealing systems and provide parts, repair and services for flow control equipment used in process industries. Flow control products require mechanical seals to be replaced throughout the products' useful lives as the function of a seal is to prevent leakage of a fluid. The replacement of mechanical seals is an integral part of aftermarket services. Our mechanical seals are used on a variety of pumps, mixers, compressors, steam turbines and specialty equipment, primarily in the petroleum, chemical processing, power generation, water treatment industries and general industrial end-markets. We manufacture mechanical seals through two plants in the United States, three in Europe and the Middle East, two in Latin America and three in Asia. Through FSD's global network of service and quick response centers, we provide service, repair and diagnostic services for maintaining flow control systems components.

     Through our Flow Control Division ("FCD"), we design, manufacture and distribute valves, actuators and related equipment. FCD's valve products are an integral part of a flow control system and are used to control the flow of liquids and gases. Substantially all of FCD's valves are specialized and engineered to perform specific functions within a flow control system. FCD's products are primarily used by companies that operate in the petroleum, chemical and power generation industries. We manufacture valves and actuators through four plants in the United States, six in Europe and three in other regions. We also manufacture a small portion of our valves through a foreign joint venture. Manual valve products and valve actuators are distributed through our sales force personnel and a network of distributors. Automatic control valves are marketed through sales engineers and service and repair centers or, on a commission basis, through sales representatives in our principal markets.

     Our executive offices are located at 222 West Las Colinas Boulevard, Suite 1500, Irving, Texas 75039 and our telephone number is (972) 443-6500.

                                  RISK FACTORS

     You should carefully consider the risks described below in addition to the other information set forth or incorporated by reference in this prospectus before making an investment in the securities.

ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our sales originating outside the United States, as a percentage of our total sales, were 42% in 1999 and 38% in 2000. On a pro forma basis, (which includes IDP for the full year) our sales originating outside the United States, as a percentage of total sales, were 40% in 2000. Accordingly, our future results could be harmed by a variety of factors, including:

     - changes in foreign currency exchange rates;

     - changes in a specific country's or region's political or economic conditions, particularly in emerging markets;

     - trade protection measures and import or export licensing requirements;

     - potentially negative consequences from changes in tax laws;

     - difficulty in staffing and managing widespread operations;

     - differing labor regulations;

     - differing protection of intellectual property; and

     - unexpected changes in regulatory requirements.

OUR OPERATING RESULTS COULD BE HARMED DURING ECONOMIC DOWNTURNS.

     The businesses of most of our industrial customers, particularly refineries, chemical companies and power plants, are, to varying degrees, cyclical and have historically experienced periodic downturns. Margins in those industries are highly sensitive to demand cycles, and our customers in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. For example, due to the simultaneous decline in oil and chemical prices in 1998 and 1999, many of our key customers significantly reduced their capital spending, which resulted in declines in our revenues and net earnings during those years. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent accelerated erosion of average selling prices in the flow control industry. Therefore, any significant downturn in our customers' markets or in general economic conditions could result in a reduction in demand for our products and services and could harm our business.

WE FACE INTENSE COMPETITION.

     We encounter intense competition in all areas of our business. Additionally, customers for our products are attempting to reduce the number of vendors from which they purchase in order to reduce the size and diversity of their inventory. To remain competitive, we will need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We anticipate that we may have to adjust the prices of some of our products to stay competitive. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position.

ENVIRONMENTAL COMPLIANCE COSTS AND LIABILITIES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Such laws and regulations can impose substantial fines and sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws, and adapt to regulatory requirements in all countries as these requirements change. In connection with the IDP acquisition, we believe that we may be required to incur costs to bring the former IDP properties into compliance with applicable requirements.

     We use and generate hazardous substances and wastes in our manufacturing and foundry operations. In addition, many of our current and former properties are or have been used for industrial purposes. Accordingly, we are conducting investigation and remediation activities at several on-site and off-site locations. We also may be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury.

     We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

OUR BUSINESS COULD SUFFER IF WE ARE UNSUCCESSFUL IN NEGOTIATING NEW COLLECTIVE BARGAINING AGREEMENTS.

     As of December 31, 2000, we had approximately 10,000 employees. Our operations in the following countries are unionized: Argentina, Austria, Belgium, Brazil, Canada, France, Germany, Italy, Mexico, The Netherlands, Spain and the United Kingdom. We also have five unionized plants in the U.S. Approximately 8% of our 6,000 U.S. employees are represented by unions. Although we believe that our relations with our employees are good and we have not experienced any recent strikes or work stoppages, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations. In addition, our closures of certain facilities may create the risk of strikes or work stoppages at those and other facilities.

THIRD PARTIES MAY INFRINGE OUR INTELLECTUAL PROPERTY, AND WE MAY EXPEND SIGNIFICANT RESOURCES ENFORCING OUR RIGHTS OR SUFFER COMPETITIVE INJURY.

     Our success depends in part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and police our intellectual property rights.

OUR SUCCESS WILL CONTINUE TO DEPEND TO A SIGNIFICANT EXTENT ON OUR EXECUTIVES AND OTHER KEY PERSONNEL.

     Our future success depends to a significant degree on the skills, experience and efforts of our senior management and other key personnel. The loss of the services of any of these individuals could adversely affect our results of operations and our ability to implement our business strategy.

WE ARE DEPENDENT ON THE AVAILABILITY OF RAW MATERIALS AND ELECTRIC POWER.

     We require substantial amounts of raw materials and electric power. Substantially all raw materials and all electric power we require are purchased from outside sources. The availability and prices of raw materials and electric power may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Any change in the supply of, or price for, these raw materials or electric power could materially affect our operating results.

WE ARE SUBJECT TO THE EFFECTS OF FLUCTUATIONS IN FOREIGN EXCHANGE RATES.

     We are exposed to fluctuations in foreign currencies as a significant portion of our revenue, and certain of our costs, assets and liabilities, are denominated in currencies other than U.S. dollars. Our ability to pay interest and principal on dollar-denominated indebtedness when due is dependent on the then current exchange rates between U.S. dollars, on the one hand, and the euro and other European as well as Asian currencies, on the other hand, which rates are and will be subject to fluctuation. During 2000, approximately 38% of our actual revenue and 40% of our pro forma revenue (which includes IDP for the full year) were from sales originating outside the United States. Our share of revenue in non-dollar denominated currencies may continue to increase in future periods. We can offer no assurance, however, that exchange rate fluctuations will not have a material adverse effect on our results of operations and financial condition and therefore on our ability to make principal and interest payments on our indebtedness, including any dollar-denominated debt securities we may issue, when due.

OUR LEVERAGE COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH, MAKE US VULNERABLE TO ADVERSE ECONOMIC AND INDUSTRY CONDITIONS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER DEBT SECURITIES CURRENTLY OUTSTANDING OR ISSUED PURSUANT TO THIS PROSPECTUS.

     We have incurred significant indebtedness that is substantial in relation to shareholder's equity. As of March 31, 2001, we had approximately $1,168.1 million outstanding consolidated debt. Total net debt (total debt less cash and equivalents) was 81.9% of our capital structure as of March 31, 2001.

     Our substantial indebtedness could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to any additional debt securities;

     - increase our vulnerability to general adverse economic and industry conditions;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage relative to our competitors that have less debt; and

     - limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds, among other things.

     Subject to the restrictions in our debt agreements, we may also borrow more money from time to time, which could further exacerbate the effect of any of the consequences described above. Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

THE SENIOR CREDIT FACILITIES AND THE INDENTURES GOVERNING OUR OUTSTANDING DEBT SECURITIES CONTAIN VARIOUS COVENANTS WHICH LIMIT MANAGEMENT'S DISCRETION IN THE OPERATION OF OUR BUSINESS.

     The senior credit facilities and the indentures governing our current outstanding debt contain various provisions that limit management's discretion in operating our businesses by restricting their ability, among other things, to:

     - incur additional debt;

     - pay dividends and make other distributions;

     - prepay subordinated debt, make investments and other restricted payments;

     - enter into sale and leaseback transactions;

     - create liens;

     - sell assets; and

     - enter into transactions with affiliates.

WE MAY NOT BE ABLE TO FULLY INTEGRATE THE BUSINESS OF IDP TO ACHIEVE ALL EXPECTED SYNERGIES.

     Our future success will depend in part on our ability to successfully complete the integration of the businesses of IDP into Flowserve's operations. The combination of Flowserve and IDP involves the integration of companies that had previously operated independently. The remaining integration process may be disruptive to the businesses and may cause an interruption of, or a loss of momentum in, the businesses as a result of a number of obstacles such as:

     - loss of key employees or customers;

     - failure to maintain the quality of customer service that such companies have historically provided;

     - the need to coordinate geographically diverse organizations;

     - retooling and reprogramming of equipment; and

     - the resulting diversion of management's attention from our day-to-day business and the need to hire additional management personnel to address integration obstacles.

     If we are not able to successfully complete this combination, if the combination takes longer than anticipated, or if our integrated product and service offering fails to achieve market acceptance, our business could be adversely affected.

WE MAY NOT BE ABLE TO FULLY REALIZE THE ANTICIPATED COST SAVINGS, SYNERGIES OR REVENUE ENHANCEMENTS FROM COMBINING FLOWSERVE AND IDP, ALTHOUGH WE HAVE INCURRED SIGNIFICANT CASH INTEGRATION COSTS TO ACHIEVE THESE COST SAVINGS AND WE ANTICIPATE INCURRING ADDITIONAL COSTS.

     Even if we are able to complete the integration of the operations of IDP into Flowserve successfully, we cannot assure you that we will fully realize the cost savings, synergies or revenue enhancements that we anticipate from such integration or that we will fully realize such benefits within the time frame that we currently expect.

     - Whether we can effectively eliminate all redundant administrative overhead and overlapping sales personnel, rationalize manufacturing capacity and shift production to more economic facilities is difficult to predict. Accordingly, the amount and timing of the remaining available cost savings are inherently difficult to estimate.

     - Any remaining cost savings and other synergies from the transactions may be offset by remaining costs incurred in integrating the companies.

     - The remaining cost savings, or any cost savings achieved to date, and other synergies may also be offset by increases in other expenses, by operating losses or by problems unrelated to the IDP integration.

     - Labor cost savings depend on the ability of the personnel at our remaining plants to handle their increased workloads at planned efficiency levels.

     - We will still incur significant cash integration costs to fully achieve these cost savings, in addition to our reported integration costs to date.

     In addition, the Company's existing senior credit facilities require us to maintain certain financial performance ratios, which will become more restrictive over time.

     If we fail to comply with the restrictions contained in these senior credit facilities or our existing indentures, the indentures governing any debt securities issued under this prospectus or any other subsequent financing agreements, a default may occur. This default may allow some creditors, if their respective agreements so provide, to accelerate payments owed on such debt as well as any other indebtedness as to which a cross-acceleration or cross-default provision applies. In addition, our lenders may be able to terminate any commitments they had made to supply us with further funds. See "Description of the Debt Securities and Guarantees."

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include repaying indebtedness, funding future acquisitions or for any other purposes as may be described in an accompanying prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company was in compliance with all specified financial covenants as defined in its Credit Agreements at March 31, 2001 and December 31, 2000. These financial covenants include a fixed charge coverage ratio, an interest coverage ratio and a leverage ratio.

     The following table shows our ratio of earnings to fixed charges for the periods indicated:

                                                                              THREE MONTHS
                                               YEARS ENDED DECEMBER 31,          ENDED
                                           --------------------------------    MARCH 31,
                                           1996   1997   1998   1999   2000       2001
                                           ----   ----   ----   ----   ----   ------------
Ratio of Earnings to Fixed Charges.......  7.3    5.9    5.2    1.8    1.3          --

     We computed these ratios by dividing fixed charges into the sum of earnings from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of deferred financing fees and the estimated interest portion of rental expense.

     The Company's debt increased in 2000 primarily as the result of financing the acquisitions of IDP and Innovative Valve Technologies, Inc. and related integration costs. The ratio of earnings to fixed charges for the year ended December 31, 2000, was 2.0 excluding integration and restructuring expenses related to the acquisition of IDP.

     The ratio of earnings to fixed charges was adversely impacted in the first quarter of 2001 by the normal seasonal softness in the engineered pump business and integration costs associated with the acquisition of IDP. For the three months ended March 31, 2001, additional earnings of $13.3 million would have been required to provide a one-to-one coverage ratio during the period. The ratio of earnings to fixed charges was 1.2, excluding IDP integration expenses, for the three months ended March 31, 2001.

     Because we do not have any preferred stock outstanding, our ratio of earnings to fixed charges and preferred stock dividends was the same as our ratio of earnings to fixed charges.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     The following is a summary of certain general terms and provisions of the indenture and is not complete. The particular terms of any series of debt securities we may offer, including the extent to which the general terms and provisions may apply to that series of debt securities, will be described in a prospectus supplement relating to those debt securities.

     We may issue debt securities from time to time in one or more series. Any series of debt securities offered by us may be offered together with the unconditional guarantee of one or more of Flowserve US Inc., Flowserve International, Inc., Flowserve Holdings, Inc., BW/IP-New Mexico, Inc., Ingersoll-Dresser Pump Company, Flowserve International L.L.C., Flowserve Management Company, CFM-V.R. Tesco Inc., Flowserve International Limited and Flowserve Finance B.V. (collectively, the "guarantors").

     Debt securities may be issued under one or more indentures between Flowserve, the guarantors and one or more trustees named in the prospectus supplement (collectively, the "Trustee"). A copy of the form of the indenture is filed as an exhibit to the registration statement. You should read all of the provisions of the indenture, including the definitions contained in the indenture which are not otherwise defined in this prospectus, and the applicable prospectus supplement. Wherever we refer to particular provisions or defined terms of the indenture, these provisions or defined terms are incorporated in this prospectus by reference.

GENERAL

     The debt securities will be our general obligations and may be subordinated to "senior indebtedness" we have or may incur. The prospectus supplement will define senior indebtedness and describe the terms of any subordination. Any, or all of, the guarantors may unconditionally guarantee the payment of the principal, premium, if any, and interest on the debt securities when due and payable, whether by acceleration, required repurchase, call for redemption or otherwise. See "-- Guarantees." The prospectus supplement will define the relative priority of any guarantees. The indenture does not limit the aggregate principal amount of debt securities which may be issued under it. Debt securities may be issued under the indenture from time to time in one or more series. Unless the applicable prospectus supplement relating to the original offering of a particular series of debt securities indicates otherwise, the issuer of that series of debt securities will have the ability to reopen the previous issue of that series of debt securities and issue additional debt securities of that series pursuant to an indenture supplement.

     The applicable prospectus supplement will describe, among other things, the following terms, to the extent they are applicable to that series of debt securities:

     - title and denominations in which that series of debt securities will be issued;

     - price or prices at which that series of debt securities will be issued;

     - aggregate principal amount and, if applicable, the terms on which the principal amount of the series may be increased by a subsequent offering of additional debt securities of the same series;

     - the interest rate, the date or dates from which interest, if any, will accrue and the circumstances, if any, in which the issuer may defer interest payments;

     - any special provisions for the payment of any additional amounts with respect to the debt securities;

     - the date or dates on which principal and premium, if any, are payable or the method of determining those dates;

     - the dates and times at which interest, if any, will be payable, the record date for any interest payment and the person to whom interest will be payable if other than the person in whose name the debt security is registered at the close of business on the record date for the interest payment; the place or places where principal of, premium, if any, and interest, if any, will be payable;

     - the terms applicable to any "original issue discount" (as defined in the Internal Revenue Code of 1986, as amended, and the related regulations), including the rate or rates at which the original issue discount will accrue;

     - our right or obligation, if any, to redeem or purchase debt securities under any sinking fund or analogous provisions or at the option of a holder of debt securities, or otherwise, the conditions, if any, giving rise to the right or obligation and the period or periods within which, and the price or prices at which and the terms and conditions upon which, debt securities will be redeemed or purchased, in whole or in part, and any provisions for the marketing of the debt securities;

     - if the amount of payments of principal, premium, if any, and interest, if any, is to be determined by reference to an index, formula or other method, the manner in which these amounts are to be determined and the calculation agent, if any, with respect to the payments;

     - if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities which will be payable upon declaration or of acceleration of the stated maturity of the debt securities pursuant to an event of default, as defined in the applicable indenture;

     - whether the debt securities will be issued in registered or bearer form and the terms of these forms;

     - whether the debt securities will be issue in certificated or book-entry form and, if applicable, the identity of the depositary;

     - any provision for electronic issuance or issuances in uncertificated form;

     - any listing of the debt securities on a securities exchange;

     - any events of default or covenants in addition to or in place of those described in this prospectus;

     - whether and upon what terms the debt securities may be defeased or discharged;

     - the currency or currencies, including composite currencies, in which payment of the principal of, premium, if any, and interest on the offered debt securities of the series will be payable (if other than the currency of the United States of America), which unless otherwise specified will be the currency of the United States of America as at the time of payment is the legal tender for payment of public or private debts;

     - the names of any guarantors, if any, and the terms of the guarantees;

     - with respect to the offered debt securities of the series, any deletions from, modifications of or additions to the events of default or any covenants, whether or not such events of default or covenants are consistent with the events of default or covenants set forth in the indenture;

     - any U.S. Federal income tax consequences applicable to the offered debt securities; and

     - any other material terms of that series of debt securities.

     Debt securities of a series may be issued in registered form or bearer form or both as specified in the terms of the series, may be issued in whole or in part in the form of one or more global securities and may be issued as book-entry securities that will be deposited with, or on behalf of a depositary named by us and identified in a prospectus supplement with respect to such series. The prospectus supplement will specify whether the offered debt securities will be registered, bearer, global or book-entry form.

GUARANTEES

     In connection with an offering of a particular series of debt securities, the prospectus supplement relating to such debt securities will specify whether any guarantors are providing guarantees with respect to such series of debt securities. In such event, each of the guarantors that are providing guarantees, as primary obligors and not merely as sureties, will fully, irrevocably and unconditionally guarantee to each holder of debt securities of such series, and to the trustee on behalf of the holders, (i) the due and punctual payment of principal of, premium, if any, on and interest on the debt securities when due and payable, whether by acceleration, required repurchase, redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on the debt securities, to the extent lawful, and the due and punctual performance of all other obligations of Flowserve to the holders and the trustee, in accordance with the terms of the debt securities of such series and the indenture and (ii) in the case of any extension of time of payment or renewal of any debt security of such series or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, by acceleration, required repurchase, redemption or otherwise.

     The obligations of any guarantor under its guarantee may be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

     Unless otherwise specified in the applicable prospectus supplement, the guarantee of a guarantor will be released:

          (1) upon the sale or other disposition (including by way of consolidation or merger) of a guarantor; or

          (2) upon the sale or disposition of all or substantially all the assets of a guarantor; other than to Flowserve or a subsidiary of Flowserve and as permitted by the indenture.

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global debt securities. A global security is a security, typically held by a depositary, that represents and is denominated in an amount equal to the aggregate principal amount of all outstanding debt securities of a series or any portion thereof, in either case having the same original issue date, date or dates on which principal and interest are due, and interest rate or method of determining interest. Any global debt securities will be deposited with, or on behalf of, a depositary or its nominee, which will be identified in the applicable prospectus supplement. Global securities may be issued in either registered or bearer form and in either temporary or definitive form.

     Unless and until a global security is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole:

     - by the depositary for the global security to a nominee for the depository;

     - by a nominee of the depositary to the depositary or to another nominee of the depositary; or

     - by the depositary or its nominee to a successor depositary or a nominee of a successor depositary.

     The prospectus supplement relating to a particular series of debt securities which may be so issued hereunder, will describe the specific terms of the depositary arrangement with respect to a series of debt securities. We anticipate that the following provisions will generally apply to all depositary arrangements for debt securities:

     - ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for the global security (each a "participant" and, collectively, the "participants") or persons holding interests through the participants;

     - after the issuer of a series of debt securities issues the registered global security for the series, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts in an amount equal to the respective principal amounts of the debt securities of that series represented by the global security beneficially owned by the participants;

     - the underwriters, agents or dealers participating in the distribution of the debt securities will designate the accounts to be credited unless such debt securities are offered by us or through our agents, in which case we will designate the accounts to be credited;

     - only a participant or a person that may hold an interest through a participant may be the beneficial owner of a global security; and

     - ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary for the global security for interests of the participants, and on the records of the participants for interests of persons holding through the participants.

     The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in global securities.

     So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a global security:

     - will not be entitled to have the debt securities represented by a registered global security registered in their names;

     - will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

     - will not be considered the owners or holders of the debt securities under the indenture.

     Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of the participant through which the person owns its interests, to exercise any rights of a holder under the indenture applicable to the registered global security.

     We understand that, under existing industry practices, if we request any action of holders, or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

     Subject to the restrictions applicable to bearer securities described in the applicable prospectus supplement (See "-- Limitations on Issuance of Bearer Securities"), principal, premium, if any, and interest payments on individual debt securities represented by a global security will be made to the depositary or its nominee, as the case may be, as the registered owner or holder of such global security. Neither we, the trustee, or any registrar or paying agent nor any other agent of any of us will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for the series or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that the depositary for any such debt securities represented by a global security, upon receipt of any payment of principal, premium, if any, or interest in respect of the global security, will immediately credit participants accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary's records. We also expect that payments by participants to owners of beneficial interests in a global security held through the participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers and registered in "street name." Such payments will be the responsibility of the participants. Receipt by owners of beneficial interests in a temporary global security of payments of principal, premium or interest with respect thereto will be subject to the restrictions described in an applicable prospectus supplement (see
"-- Limitations on Issuance of Bearer Securities" below).

     If the depositary for any debt securities represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, individual debt securities of such series will be issued in exchange for the global security. In addition, we may at any time and in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, individual debt securities of such series will be issued in exchange for the global security representing such series debt securities. Furthermore, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of such series may, on terms acceptable to us, the trustee, and the depositary for such global security, receive individual debt securities of such series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to such debt securities. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities of the series represented by such global security equal in principal amount to such beneficial interest and to have such debt securities registered in its name (if the debt securities are issuable as registered securities). Individual debt securities of such series so issued will be issued (a) as registered securities in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof if the debt securities are issuable as registered securities, (b) as bearer securities in the denomination or denominations specified by us if the debt securities are issuable as bearer securities or (c) as either registered securities or bearer securities as described above if the debt securities are issuable in either form.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     The debt securities of a series may be issued as registered securities (which will be registered as to principal and interest in the register maintained by the registrar for such debt securities) or bearer securities (which will be transferable only by delivery). If such debt securities are issuable as bearer securities, the applicable prospectus supplement will describe certain special limitations and considerations that will apply to such debt securities.

COVENANTS

     If debt securities are issued, the indenture, as supplemented for a particular series of debt securities, will contain certain covenants for the benefit of the holders of such series of debt securities, which will be applicable (unless waived or amended) so long as any of the debt securities of such series are outstanding, unless stated otherwise in the prospectus supplement. The specific terms of the covenants, and summaries thereof, will be set forth in the prospectus supplement relating to such series of debt securities.

MERGERS AND SALES OF ASSETS

     The indenture provides that Flowserve may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its properties and assets to another person, unless among other items: (i) the resulting, surviving or transferee person (if other than the relevant issuer) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes, by supplemental indenture, all obligations of the relevant issuer under the indenture and either the debt securities or the guarantees, as the case may be; (ii) Flowserve or such successor person shall not immediately thereafter be in default under the indenture and either the debt securities or the guarantees, as the case may be; and (iii) Flowserve shall have provided the trustee with an opinion of counsel and officer's certificate confirming compliance with the indenture. Upon the assumption of the obligations of Flowserve by such a person in such circumstances, subject to certain exceptions, Flowserve shall be discharged from all obligations under all debt securities and the indenture (except in the case of a lease).

SUBORDINATION

     Debt securities of a series, and any guarantees, may be subordinated ("subordinated debt securities") to senior indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. We conduct substantially all of our operations through subsidiaries, and the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors of our subsidiaries except to the extent such subsidiary is a guarantor of such series of debt securities.

EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the form of indenture with respect to any series of debt securities which may be issued, except as may be specified in the prospectus supplement:

          1. default for 30 days in the payment of interest when due on the debt securities;

          2. default in the payment of principal or premium, if any, when due on the debt securities;

          3. our failure to comply with the obligations described under "-- Mergers and Sales of Assets" above;

          4. our failure to comply for 30 days after notice with any of the obligations in the covenants set forth in the prospectus supplement;

          5. our failure or failure of any guarantor to comply for 60 days after notice with other agreements contained in the indenture or any supplemental indenture relating to that series of debt securities;

          6. indebtedness (as defined) of us, a guarantor or any significant subsidiary (as defined), is not paid within the applicable grace period after final maturity or is accelerated by the holders of such indebtedness because of a default and the total amount of such indebtedness unpaid or accelerated exceeds $10.0 million;

          7. certain events of bankruptcy, insolvency or reorganization affecting us;

          8. any judgment for the payment of money the uninsured amount of which is in excess of $10.0 million is entered against us, a guarantor or a significant subsidiary (as defined) and remains outstanding for a period of 60 days;

          9. a guarantee ceases to be in full force and effect in any material respect (other than in accordance with the terms of the applicable indenture) or a guarantor denies or disaffirms its obligations under its guarantee; and

          10. any other event of default provided with respect to that series of debt securities.

     A prospectus supplement may omit, modify or add to the foregoing events of default.

     However, a default under clauses (4), (5) and (8) will not constitute an event of default until the trustee or the holders of 25% in principal amount of the outstanding debt securities notify us of the default and we do not cure such default within the time specified after receipt of such notice.

     If an event of default (other than certain events of bankruptcy, insolvency or reorganization) occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding applicable series of debt securities may declare the principal of and accrued but unpaid interest on all the applicable debt securities to be due and payable. Upon such a declaration, such principal of (or, in the case of original issue discount debt securities, the portion thereby specified in the terms thereof), premium, if any, and accrued interest shall be due and payable immediately. In the case that certain events of bankruptcy, insolvency or reorganization occur and are continuing, the principal of (or, in the case of original issue discount debt securities, the portion thereby specified in the terms thereof), premium, if any, and accrued interest on all the applicable debt securities will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of such debt securities.

     Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default occurs and be continuing, the trustee is under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the applicable debt securities unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a debt security may pursue any remedy with respect to the indenture or debt securities unless:

          1. such holder has previously given the trustee written notice that an event of default is continuing with respect to such series of debt securities;

          2. holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series have made a written request to the trustee to pursue the remedy;

          3. such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

          4. the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

          5. holders of a majority in aggregate principal amount of the outstanding debt securities of such series have not given the trustee a direction inconsistent with such request within such 60-day period.

     Subject to certain restrictions, the holders of a majority in principal amount of the outstanding debt securities of such series are given the right under the indenture to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of such series of debt securities or that would involve the trustee in personal liability.

     If a default with respect to a series of debt securities occurs, is continuing and is known to the trustee, such trustee must mail to each holder of such debt securities notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal, premium, if any, or interest on any debt security, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the holders of the debt securities. In addition, we are required to deliver to each trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default under the related indenture that occurred during the previous year.

MODIFICATION OF THE INDENTURE

     We and the trustee may enter into supplemental indentures without the consent of the holders of debt securities for one or more of the following purposes:

          (a) to evidence the succession of another person to us pursuant to the provisions of the indenture relating to consolidations, mergers and sales of assets and the assumption by such successor of our covenants, agreements and obligations in the indenture and in the debt securities;

          (b) to surrender any right or power conferred upon us by the indenture, to add to our covenants such further covenants, restrictions, conditions or provisions for the protection of the holders of all or any series of debt securities as our board of directors shall consider to be for the protection of the holders of such debt securities, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an event of default under the indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, such supplemental indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the trustee upon such default or may limit the right of holders of a majority in aggregate principal amount of any or all series of debt securities to waive such default);

          (c) to cure any ambiguity or correct or supplement any provision contained in the indenture, in any supplemental indenture or in any debt securities that may be effective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage or pledge any property to or with the trustee, or to make such other provisions in regard to matters or questions arising under the indenture as shall not adversely affect the interests of any holders of debt securities of any series;

          (d) to modify or amend the indenture in such a manner as to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

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          (e) to add or change any of the provisions of the indenture to provide that bearer securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to registered securities or of principal, premium or interest with respect to bearer securities, or to permit registered securities to be exchanged for bearer securities, so as to not adversely affect the interests of the holders of debt securities or any coupons of any series in any material respect or permit or facilitate the issuance of debt securities of any series in uncertificated form;

          (f) to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets;

          (g) in the case of subordinated debt securities, to make any change in the provisions of the indenture relating to subordination that would limit or terminate the benefits available to any holder of senior indebtedness under such provision (but only if each such holder of senior indebtedness consents to such change);

          (h) to add guarantees with respect to the debt securities or to secure the debt securities;

          (i) to make any change that does not adversely affect the rights of any holder;

          (j) to add to, change, or eliminate any of the provisions of the indenture with respect to one or more series of debt securities, so long as any such addition, change or elimination not otherwise permitted under the indenture shall (1) neither apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such debt security with respect to such provision or (2) become effective only when there is no such debt security outstanding;

          (k) to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the indenture by more than one trustee; and

          (l) to establish the form or terms of debt securities and coupons of any series, as described under "-- General" above.

     With the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, we and the trustee may from time to time and at any time enter into a supplemental indenture for the purpose of adding any provisions to, changing in any manner or eliminating any of the provisions of the indenture or of any supplemental indenture or modifying in any manner the rights of the holder of the debt securities of such series; provided, however, that without the consent of the holders of each debt security so affected, no such supplemental indenture shall
(a) reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any debt security or coupon or reduce the amount of any payment to be made with respect to any coupon, (c) reduce the principal of or extend the stated maturity of any debt security, (d) reduce the premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed, (e) make any debt security payable in a currency other than that stated in the debt security, (f) in the case of any subordinated debt security or coupons appertaining thereto, make any change in the provisions of the indenture relating to subordination that adversely affects the rights of any holder under such provision, (g) release any security that may have been granted with respect to the debt securities, (h) make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent, (i) change any obligation of ours provided for in the indenture to pay additional interest with respect to bearer securities or
(j) limit our obligation to maintain a paying agency outside the United States for payment on bearer securities or limit our obligation to redeem certain bearer securities.

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SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     Unless otherwise provided in the prospectus supplement, the indenture shall cease to be of any further effect with respect to a series of debt securities if
(a) we have delivered to the trustee for cancellation all debt securities of such series (with certain limited exceptions) or (b) all debt securities of such series not theretofore delivered to the trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and we shall have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all such debt securities and coupons (and if, in either case, we shall also pay or cause to be paid all other sums payable under the indenture by us).

     In addition, we shall have a "legal defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, all of our obligations under such debt securities, the indenture and the applicable indenture supplement with respect to such debt securities) and a "covenant defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, our obligations with respect to such debt securities under certain specified covenants contained in the indenture). If we exercise our legal defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an event of default related to the specified covenants.

     The applicable prospectus supplement will describe the procedures we must follow in order to exercise our defeasance options.

REGARDING THE TRUSTEE

     The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture the use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The indenture and provisions of the Trust Indenture Act that are incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

GOVERNING LAW

     The indenture, the debt securities and the guarantees will be governed by the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 120,000,000 shares of common stock, par value $1.25 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of May 1, 2001, we had outstanding 37,967,468 shares of common stock and no shares of preferred stock. Our common stock is listed on the New York Stock Exchange under the symbol "FLS."

COMMON STOCK

     Subject to any special voting rights of any preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including election of our directors. No share of common stock affords any cumulative voting or preemptive rights. Holders of common stock will be

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

entitled to dividends in the amounts and at the times declared by our board of directors, after payment of any dividends on any outstanding preferred stock and subject to limitations for dividends contained in certain of Flowserve's outstanding debt instruments. No dividends are currently paid to holders of the common stock.

     Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All issued and outstanding shares of common stock are fully paid and non-assessable and are not subject to redemption or conversion and have no conversion rights.

     The transfer agent for our common stock is National City Bank, in Cleveland, Ohio.

PREFERRED STOCK

     At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock, adopt resolutions to issue preferred stock in one or more series and establish or change the rights of the holders of any series of preferred stock.

     The rights of any series of preferred stock may include:

     - voting rights;

     - liquidation preferences;

     - dividend rights;

     - redemption rights;

     - conversion or exchange rights; and

     - sinking funds.

     The issuance of such preferred stock could, among other things:

     - adversely affect the voting, dividend, and liquidation rights with respect to the common stock;

     - discourage an unsolicited proposal to acquire us; or

     - facilitate a particular business combination involving us.

     Any of these actions, plus those which follow in the remainder of this "Description of Capital Stock" section, could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

FLOWSERVE RIGHTS PLAN; SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     In August 1986, Flowserve's board of directors adopted a rights agreement. Under this agreement, one preferred stock purchase right was distributed in August 1986 with respect to each outstanding share of Flowserve common stock. The rights agreement provides that, unless the rights have been redeemed, one right will be granted for each additional share of Flowserve common stock issued after August 1986 and prior to the earlier of the time the rights become exercisable or August 13, 2006, the termination date of the rights agreement.

     The rights are not currently exercisable and trade in tandem with the common stock. The rights become exercisable and trade separately from the common stock ten days after a person or group acquires 20% or more of the outstanding shares of common stock or commences a tender offer which would result in the ownership of 30% or more of the outstanding shares of common stock. Upon their becoming exercisable, each right entitles the registered holder to purchase a fraction of a share of Series A Junior Participating Preferred Stock. Generally, each share of Series A Junior Participating Preferred Stock carries voting, dividend and liquidation rights equal to 100 shares of common stock. The rights provide that if Flowserve were to be acquired in a merger or business combination after the rights become exercisable, each right may be exercised to purchase

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

common stock of the acquiring company at a 50% discount. In addition, if a 20% shareholder (determined as provided in the rights agreement) either acquires by means of a reverse merger in which Flowserve survives or engages in certain other transactions with Flowserve, each right (other than rights held by the 20% shareholder) may be exercised to purchase shares of Series A Junior Participating Preferred Stock at a price equal to 50% of the market value of the shares. The rights are redeemable by Flowserve at any time prior to becoming exercisable and will expire on August 13, 2006.

     The summary description of the rights set forth above does not purport to be complete and is qualified in its entirety by reference to the rights agreement.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Under the Certificate of Incorporation of Flowserve, as amended, the board of directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. The Certificate of Incorporation, as amended, also provides that:

     - directors may be removed from office only for cause and only with the affirmative vote of two-thirds of the voting power of the voting stock;

     - any vacancy on the board of directors or any newly created directorship will be filled by the remaining directors then in office, though less than a quorum; and

     - advance notice of not less than fifty days of shareholder nominations for the elections of directors must be given in the manner provided by the By-Laws of Flowserve.

     Under the New York Business Corporation Law (NYBCL), the "merger moratorium" statute would prohibit any business combination with an "interested shareholder" (as defined in the statute) for a five year period, unless the combination is approved by the Flowserve board of directors. In addition, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or otherwise adversely affecting the rights of such class, must be approved by the majority vote of each class or series of stock affected, even if such stock would not otherwise have such voting rights. The Flowserve Certificate of Incorporation additionally requires (i) a four-fifths vote of the outstanding stock of Flowserve entitled to vote thereon to amend certain provisions in the Flowserve Certificate restricting transactions with a Related Corporation (as defined therein) and (ii) a two-thirds vote to amend certain provisions in the Flowserve Certificate and Flowserve Corporation By-laws relating to the Flowserve Corporation board of directors.

     The noted merger moratorium statute and the noted required supermajority shareholder vote necessary to alter, amend or repeal these provisions of the Flowserve Certificate of Incorporation, as amended, the related amendments to the By-laws and all other provisions of the By-laws, or to adopt any provisions relating to the classification of the board of directors and the other matters described above may make it more difficult to change the composition of the board of directors of Flowserve and may discourage or make difficult any attempt by a person or group to obtain control of Flowserve.

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                              PLAN OF DISTRIBUTION

     The securities may be distributed under this prospectus from time to time in one or more transactions:

     - at a fixed price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to prevailing market prices; or

     - at negotiated prices.

     Each time we sell securities, we will describe the method of distribution of the securities in the prospectus supplement relating to the transaction.

     We may offer and sell securities to which this prospectus relates in any one or more of the following ways:

     - through underwriters or dealers;

     - through agents;

     - directly to purchasers; or

     - through a combination of such methods of sale.

     Each time we sell securities, we will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the securities. The prospectus supplement will also set forth the terms of the offering, including the purchase price of the securities and the proceeds we will receive from the sale of the securities, any underwriting discounts and other items constituting underwriters' compensation, public offering or purchase price and any discounts or commissions allowed or paid to dealers, any commissions allowed or paid to agents and any securities exchanges on which the securities may be listed.

     If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or dealers to purchase the securities offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made, by us of those securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

     If indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain institutional investors to purchase securities from us pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include, among others:

     - commercial and savings banks;

     - insurance companies;
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

     - pension funds;

     - investment companies; and

     - educational and charitable institutions.

In all cases, these purchasers must be approved by us. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any of these contracts will not be subject to any conditions except that
(a) the purchase of the securities must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject and (b) if the securities are also being sold to underwriters, we must have sold to these underwriters the securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

     Some of the underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, engage in transactions with, and perform services for us in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled under agreements which may be entered into with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933 and to be reimbursed by us for certain expenses.

     Subject to any restrictions relating to debt securities in bearer form, any securities initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.

     Each series of securities other than common stock will be new issue of securities with no established trading market. Any underwriters to whom offered securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time.

     The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The securities offered by this prospectus may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity or activity of any trading in the offered securities.

     If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

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                             VALIDITY OF SECURITIES

     The validity of the common stock and the preferred stock offered by this prospectus will be passed upon by Ronald F. Shuff, Vice President, Secretary and General Counsel of Flowserve Corporation. The validity of the debt securities offered by this prospectus will be passed upon by Cravath, Swaine & Moore, New York, New York. Mr. Shuff owns beneficially approximately 63,991 shares of Flowserve's common stock. He holds options to purchase 69,740 additional shares of Flowserve's common stock that were granted to him pursuant to Flowserve's 1989, 1997 and 1999 stock option plans.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Ingersoll-Dresser Pump Company as of December 31, 1999 and for each of the two years in the period ended December 31, 1999, incorporated in this Prospectus by reference to the Registration Statement on Form S-4 (File No. 333-46760) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheet of Flowserve Corporation and subsidiaries as of December 31, 1999 and the related consolidated statements of income, comprehensive (loss) income, shareholders' equity and cash flows for each of the two years in the period then ended, incorporated by reference in Flowserve Corporation's Annual Report (Form 10-K) for the year ended December 31, 2000, and the related financial statement schedule included in the Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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